Exhibit 99.1

EARNINGS RELEASE	[LOGO - TELEWEST]

TELEWEST Q3 RESULTS SHOW GROWTH AND A STRONG

OPERATIONAL QUARTER

November 11, 2004 - London, United Kingdom - Telewest Global, Inc. (“Telewest” or the “Reorganized Company”) today announces third quarter financial results for 2004.

HIGHLIGHTS

•	£101m of free cash flow generated in year-to-date

•	Commitment received for refinancing of bank facility; extending maturity and lowering cost of debt

•	Best quarterly growth in customer net adds for 2 years; strong performance continuing in Q4

•	Customer quality maintained as triple play penetration increased 9.5 percentage points to 24.4% year-on-year

•	Continued strong broadband growth with 70,000 net additions in the quarter

•	Revenue Generating Units grew by 92,000 in the quarter; RGUs per customer grew from 1.87 to 2.00 year-on-year

•	Consumer sales division revenue growth of 5%

FINANCIAL HIGHLIGHTS

	FRESH START	PRE FRESH START
(UNAUDITED IN £M)	Q3 2004	Q2 2004	Q3 2003
Revenue	328	326	325
Operating income*	10	20	5
Adjusted EBITDA**	122	122	110
Net loss	(29)	(126)	(89)
Free cash flow	39	37	6

*	Q3 2004 operating income impacted by additional non-cash depreciation and amortisation charges under fresh start accounting

**	Q3 2004 Adjusted EBITDA was reduced by a first time non-cash charge of £3m of stock-based compensation expense and would have been £125m without this charge, up £3m on Q2 2004

OPERATIONAL HIGHLIGHTS

	Q3 2004	Q2 2004	Q3 2003
Customer net adds	17,000	10,000	2,000
Broadband net adds	70,000	72,000	38,000
RGU net adds	92,000	84,000	49,000
Triple play percentage	24.4%	21.8%	14.9%

ERIC TVETER, PRESIDENT AND CHIEF OPERATING OFFICER OF TELEWEST GLOBAL, INC. COMMENTED:

“Our performance this quarter reflects a focus on delivering profitable growth, enhanced marketing and a continued effort to leverage product bundles. Customer growth during the quarter has been the best for more than two years. We expect the momentum in customer net additions to increase in the fourth quarter. The content division is also seeing increases in advertising revenues, driven by strong channel performance and the business division has been strengthened by the completion of its reorganization.

We are encouraged by the progress made to date and remain confident in our ability to achieve continued profitable growth. We continue to generate strong free cash flow and will, following completion of the recently announced refinancing of our senior secured credit facilities, have a capital structure which provides the Telewest group with a sound platform for the future.”

ENQUIRIES

Richard Williams	Head of investor relations	+44 (0) 20 7299 5479
Vani Gupta	Investor relations manager	+44 (0) 20 7299 5353
Mary O’Reilly	Head of media	+44 (0) 20 7299 5115

BRUNSWICK
Nick Claydon	Partner	+44 (0) 20 7404 5959

OPERATIONAL OVERVIEW

This is the first set of results for Telewest Global, Inc. since the completion of the financial restructuring of Telewest Communications plc (“the Predecessor Company”) on July 15, 2004. These results demonstrate the success of Telewest’s bundling strategy, which continues to resonate well with consumers. It has delivered accelerating customer growth and increased revenue, ARPU and operating income. We are growing the number of broadband subscribers strongly, and triple play penetration has increased sharply to 24%. Telewest expects to launch Video On Demand services in the first half and Personal Video Recorder services in the second half of 2005. We also intend to increase connection speeds for our top three broadband tiers in January 2005 as we again demonstrate the inherent advantages of our network over our DSL competitors. Telewest will continue to leverage its unique network advantage to meet customer needs and to continue to drive increased customer additions.

Strong customer growth coupled with increased multi-service penetration has resulted from more effective marketing, new product propositions, such as a 256Kb broadband service, and promotional campaigns, such as that offering discounts on premium channels for customers bundling TV with a flat rate telephone package, and also a “3 for £30” offer. Promotional campaigns have successfully increased the call-in rate to telesales centers as customers are attracted by the headline promotion. Successful upselling and cross-selling has ensured that new acquisitions were not dilutive to customer ARPU.

The content division continues to perform well with significant increases in advertising revenues, driven by strong channel performance, particularly Living TV, as it continues to benefit from the increase in multi-channel penetration. Market conditions for our business division remain challenging. However, we have reorganized this operation to focus on cash optimization and it aims to exploit growth in the managed data market.

FINANCIAL RESULTS

REFINANCING

On November 2, 2004, Telewest announced that it had executed a commitment letter for new £1.8 billion credit facilities that will be used to replace outstanding borrowings under the Telewest group’s existing £2.03 billion senior credit facilities. Further details can be found in “Subsequent Events” below.

FRESH-START ACCOUNTING

As a result of the completion of the Predecessor Company’s financial restructuring on July 15, 2004, Telewest adopted fresh-start accounting in accordance with Statement of Position 90-7, “Reporting by Entities in Reorganization under the Bankruptcy Code”, (“SOP 90-7”), with effect from July 1, 2004. Under SOP 90-7, Telewest has established a new accounting basis, recording the Predecessor Company’s assets at their fair value and liabilities at the present value of amounts to be paid.

A reconciliation of the Predecessor Company’s balance sheet at June 30, 2004 to the fresh-start balance sheet at July 1, 2004, is included in Telewest’s quarterly report on Form 10-Q for the quarter ended September 30, 2004.

As a result of the adoption of fresh-start accounting, the Reorganized Company’s balance sheet and results of operations for the three months ended September 30, 2004 and for each reporting period thereafter will not be comparable in many material respects to the balance sheet or results of operations reflected in Predecessor Company’s historical financial statements for periods prior to July 1, 2004.

US GAAP FINANCIAL MEASURES ENDED SEPT. 30,

	3 MONTHS ENDED SEPT. 30,		9 MONTHS ENDED SEPT. 30,
(UNAUDITED IN £ MILLIONS)	2004 REORGANIZED COMPANY	2003 PREDECESSOR COMPANY	2004 COMBINED COMPANIES	2003 PREDECESSOR COMPANY
Operating income	10	5	49	10
Net loss	(29)	(89)	(159)	(247)
Net cash provided by operating activities	72	60	242	196

Operating income for the third quarter of 2004 was £10 million, up from £5 million for the third quarter of 2003, and for the nine months ended September 30, 2004 was £49 million, up £39 million from £10 million for the nine months ended September 30, 2003. The improvements resulted principally from lower operating costs and revenue growth within our Consumer sales division.

Net loss decreased from £89 million for the third quarter of 2003 to £29 million for the third quarter of 2004, and decreased from £ 247 million for the nine months ended September 30, 2003 to £159 million for the nine months ended September 30, 2004. The improvement was principally due to the enhanced operating income, and lower interest costs following our financial restructuring.

Net cash provided by operating activities increased from £60 million for the third quarter of 2003 to £72 million for the third quarter of 2004 and from £196 million for the nine months ended September 30, 2003 to £242 million for the nine months ended September 30, 2004. These increases were principally as a result of improvements in operating income and reduced working capital.

NON-US GAAP FINANCIAL MEASURES

	3 MONTHS ENDED SEPT. 30,		9 MONTHS ENDED SEPT. 30,
(UNAUDITED IN £ MILLIONS)	2004 REORGANIZED COMPANY	2003 PREDECESSOR COMPANY	2004 COMBINED COMPANIES	2003 PREDECESSOR COMPANY
Adjusted EBITDA	122	110	366	320
Free cash flow	39	6	101	38

Adjusted EBITDA for the third quarter of 2004 was £122 million, up 11% as compared to the third quarter of 2003 and for the nine months ended September 30, 2004 was £366 million, up 14% as compared to the nine months ended September 30, 2003. These increases reflect increased revenues, particularly in the Consumer sales division, improved gross margin and lower selling, general and administrative expenses (“SG&A”).

Stock-based compensation expense (“SBCE”) of £3 million was incurred in the third quarter of 2004. SBCE arises as a result of options and restricted stock issued by the Reorganized Company upon completion of the financial restructuring of the Predecessor Company. SBCE is accounted for in accordance with SFAS 123, Accounting for Stock-Based Compensation, and will similarly affect future periods. This is a non-cash item and no such expense was incurred in either the second quarter of 2004, or the third quarter of 2003. Adjusted EBITDA before the deduction of SBCE was £125 million in the third quarter of 2004, an increase of £3 million over the second quarter of 2004, and up 14% as compared to the third quarter of 2003.

Free cash flow for the three months ended September 30, 2004 was £39 million, up £33 million compared to the three months ended September 30, 2003, due to improvements in cash from operations and reductions in cash paid for property and equipment.

Free cash flow for the nine months ended September 30, 2004 was £101 million, up £63 million compared to the nine months ended September 30, 2003, due principally to improvements in cash from operations.

Reconciliations of these non-US GAAP financial measures, Adjusted EBITDA and free cash flow, to the most directly comparable US GAAP financial measures are explained and shown on pages 19 and 20.

OPERATING RESULTS

COMPARISON OF THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

Except where otherwise stated in this section, all comparisons compare Telewest’s three-month period ended September 30, 2004 to the Predecessor Company’s three-month period ended September 30, 2003.

TOTAL REVENUE	3 MONTHS ENDED SEPT. 30,
(UNAUDITED IN £ MILLIONS)	2004 REORGANIZED COMPANY	2003 PREDECESSOR COMPANY	PERCENTAGE INCREASE/ (DECREASE)
Cable Segment
Consumer sales	238	227	5%
Business sales	63	71	(11%)

Total Cable Segment	301	298	1%
Content Segment	27	27	—

Total revenue	328	325	1%

CABLE SEGMENT

CONSUMER SALES DIVISION

Consumer sales division revenue increased 5% from £227 million to £238 million, primarily due to growth in broadband internet revenue, triple play penetration and overall subscribers.

Overall, the Consumer sales division’s Average Revenue Per User (“ARPU”) for the quarter was up 3% to £45.05 reflecting increasing broadband internet and “triple play” penetration. During the quarter the number of household customers increased by 17,000. Customer growth has continued strongly into the fourth quarter and we expect customer net additions to be significantly higher in the fourth quarter than in the third quarter.

Our successful focus on selling bundled products has resulted in the percentage of customers subscribing to two or more services increasing year-on-year from 72% to 76% and the percentage of “triple play” customers increasing from 15% to 24%. This success is also reflected in the growth of Revenue Generating Units (RGUs) which grew by 92,000 in the quarter. RGUs per customer have grown from 1.87 to 2.00 over the last twelve months.

CABLE TELEVISION

Combined analog and digital TV subscribers rose by 9,000 and the number of digital TV subscribers rose by 26,000 in the third quarter of 2004.

We increased the price of our digital Essential pack by £1 per month to £9.50 with effect from July 1, 2004. We also increased the price of our digital Starter pack by £1 to £4.50 per month with effect from November 1, 2004. TV ARPU rose from £20.53 in the second quarter to £20.72 in the third quarter, following the Essential price rise and an increase in the take up of premium channels.

At September 30, 2004, 83% of our TV subscribers took our digital service compared with 75% at September 30, 2003. 94% of our network has been upgraded for broadband and digital. We continue to upgrade further sections of our network that are currently unable to receive digital television or broadband.

We expect to begin rolling out Video On Demand in the first half and Personal Video Recorder services in the second half of 2005.

CONSUMER TELEPHONY

The number of telephony subscribers increased by 13,000 in the third quarter as we successfully continued to add customers in a very competitive market.

We have continued our strategy of migrating customers to flat rate packages to minimize the impact of declining telephony usage. As a result, the number of subscribers to our “Talk” flat rate telephony packages increased by 36,000 in the third quarter. 34% of all telephony customers are now on a “Talk” flat rate package compared to 27% at September 30, 2003. We have recently introduced two further “Talk” packages. Talk Mobile gives customers significant discounts on calls to mobiles for a flat rate of £1.50 per month on top of the usual line rental. Talk Weekends gives customers free local and national calls at weekends.

CONSUMER INTERNET

The third quarter was a very strong quarter for broadband with 70,000 net additions compared to 38,000 net additions in the third quarter of 2003. Growth has continued strongly in the fourth quarter. Subscriber growth in the quarter has come mainly at the 256Kb level, reflected in broadband ARPU of £22.27 down from £23.04 in the second quarter.

Earlier in the year, we increased the connection speeds of our top three broadband tiers at no additional cost to our customers. Our standard broadband service increased in speed from 512Kb to 750Kb. The 1Mb and 2Mb services increased to speeds of 1.5Mb and 3Mb, respectively. In January 2005, we intend to increase customer speeds again for our top three tiers at no cost to our customers, as we continue to demonstrate the inherent advantages of our network over our DSL competitors. Our new top three broadband tiers will be at 1Mb, 2Mb and 4Mb.

We believe we are the broadband internet market leader in our addressable areas (those areas of the country where consumers are able to receive our broadband internet services) with around 71% market share.

Broadband continues to be successful in attracting new customers to Telewest. In the third quarter of 2004, 42% of broadband installations were for customers who were not existing customers. We have also achieved strong multi-service penetration amongst our broadband customers, with 71% subscribing to the full “triple play” and 94% subscribing to at least one other product as of September 30, 2004.

BUSINESS SALES DIVISION

Business sales division revenue decreased £8 million to £63 million primarily due to reductions of £5 million in voice revenues, £3 million in carrier services revenues and £1 million in travel revenues. This decline in revenues included £1 million arising as a result of the derecognition of deferred revenues under fresh-start accounting. Declining product group revenue streams have been partially offset by a £1 million increase in data revenues. Business revenues have stabilized with third quarter revenues at the same level as in the second quarter. However, market conditions remain challenging.

We have reorganized the business division to provide a differentiated service to customers, based more closely on the services and products they have or may require in the future, with separate service models for standard and complex customer segments. These changes have resulted in cost savings but have undoubtedly impacted revenue growth in 2004. However, the division has been strengthened by the completion of its reorganization.

As part of our strategy of introducing new voice products to defend declining telephony usage, we successfully launched our new SRS (Special Rate Services) Advanced Solutions product during the third quarter. We had previously launched Carrier Pre-Select and Wholesale Line Rental services during the second quarter and we have now secured a number of contracts for these services.

CONTENT SEGMENT

Content segment revenue remained flat at £27 million as increases in advertising revenues were offset by a decline in other, non-core, revenues. Advertising revenue was up 17% compared to a 5% growth in the overall market as multi-channel penetration increased. Other non-core revenues were £3 million in the third quarter of 2004, flat on the second quarter of 2004 but down from £5 million in the third quarter of 2003.

Telewest’s 50% share of its joint venture UKTV’s net income was £3 million in the third quarter compared to £3 million in the corresponding period of last year and is included within “share of net income of affiliates”.

COMBINED OPERATING COSTS AND EXPENSES

	3 MONTHS ENDED SEPT. 30,
OPERATING COSTS AND EXPENSES (UNAUDITED IN £ MILLIONS)	2004 REORGANIZED COMPANY	2003 PREDECESSOR COMPANY	PERCENTAGE INCREASE/ (DECREASE)
Cable segment expenses	72	78	(8%)
Content segment expenses	17	19	(11%)
Depreciation	103	96	7%
Amortization	9	—	—

Cost of revenue	201	193	4%
SG&A expenses	117	127	(8%)

Total operating costs and expenses	318	320	(1%)

Total gross margin (total revenue less cable and content segment expenses as a percentage of total revenue) increased from 70% to 73% due primarily to the growing number of high margin broadband subscribers and reductions in interconnect costs.

Depreciation of tangible fixed assets was £103 million, up from £96 million. This increase is as a result of fresh-start accounting, whereby the book value of plant, property and equipment was revised upwards. Amortization of intangibles was £9 million compared to zero in the third quarter of 2003 due to the implementation of fresh-start accounting, requiring that we value and commence the amortization of our customer lists for the first time.

SG&A decreased by 8% to £117 million, primarily because no financial restructuring charges were incurred in the third quarter of 2004. Financial restructuring charges represented costs incurred in connection with the Predecessor Company’s financial restructuring, and amounted to £9 million for the three months ended September 30, 2003.

Included in SG&A for the three months ended September 30, 2004 is SBCE of £3 million. This is a non-cash item and no such expense was incurred in the third quarter of 2003.

COMPARISON OF THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

Except where otherwise stated in this section, all comparisons are of Telewest’s nine-month period ended September 30, 2004 aggregated with the Predecessor Company’s six-month period ended June 30, 2004, (“Combined Companies”) to the Predecessor Company’s nine-month period ended September 30, 2003.

	9 MONTHS ENDED SEPT. 30,
TOTAL REVENUE (UNAUDITED IN £ MILLIONS)	2004 COMBINED COMPANIES	2003 PREDECESSOR COMPANY	PERCENTAGE INCREASE/ (DECREASE)
Cable Segment
Consumer sales	708	677	5%
Business sales	193	210	(8%)

Total Cable Segment	901	887	2%
Content Segment	81	80	1%

Total revenue	982	967	2%

CABLE SEGMENT

CONSUMER SALES DIVISION

Consumer sales division revenue increased 5% from £677 million to £708 million, primarily due to growth in the number of broadband internet subscribers, triple play penetration and overall subscribers.

BUSINESS SALES DIVISION

Business sales division revenue decreased £17 million to £193 million due to a decline of £13 million in business voice revenues and reductions of £8 million in carrier services revenues and £4 million in travel revenues, partially offset by 14% growth in data revenues. Business sales division’s revenue was also impacted by the decline in deferred revenue of £1 million, as discussed above.

CONTENT SEGMENT

Content segment revenue increased by £1 million as increases in advertising and subscription revenues were partially offset by a decline in other, non-core, revenues.

Telewest’s 50% share of its UKTV joint ventures’ net income was £12 million in the nine months ended September 30, 2004, and is included within “share of net income of affiliates”.

COMBINED OPERATING COSTS AND EXPENSES

	9 MONTHS ENDED SEPT. 30,
OPERATING COSTS AND EXPENSES (UNAUDITED IN £ MILLIONS)	2004 COMBINED COMPANIES	2003 PREDECESSOR COMPANY	PERCENTAGE INCREASE/ (DECREASE)
Cable segment expenses	225	240	(6%)
Content segment expenses	51	54	(6%)
Depreciation	287	294	(2%)
Amortization	9	—	—

Cost of revenue	572	588	(3%)
SG&A expenses	361	369	(2%)

Total operating costs and expenses	933	957	(3%)

Total gross margin (total revenue less cable and content segment expenses as a percentage of total revenue) increased from 70% to 72% due primarily to the growing number of high margin broadband subscribers and reductions in interconnect costs.

Depreciation of tangible fixed assets was £287 million, down from £294 million. Amortization of intangibles was £9 million compared to zero in the nine months ended September 30, 2003. Under fresh-start accounting, we have valued and commenced the amortization of our customer lists for the first time.

Reflecting our continued focus on reducing costs, SG&A decreased 2% to £361 million due mainly to headcount reductions, lower severance costs and bad debt savings achieved through improved credit policies, partially offset by an increase in financial restructuring charges, which increased from £16 million for the nine months ended September 30, 2003 to £21 million for the nine months ended September 30, 2004.

Included in SG&A for the nine months ended September 30, 2004 is SBCE of £3 million. This is a non-cash item and no such expense was incurred in the nine months ended September 30, 2003.

PRINCIPAL AFFILIATE - UKTV

(UNAUDITED IN £ MILLIONS)	3 MONTHS ENDED SEPT. 30,		9 MONTHS ENDED SEPT. 30,
	2004	2003	2004	2003
Share of net income of UKTV	3	3	12	7
Cash inflow from UKTV, being interest received and repayments of loans made, net	6	6	15	24

Telewest owns 50% of the companies that comprise UKTV, a group of joint ventures formed with BBC Worldwide. UKTV offers a portfolio of multi-channel television channels based on the BBC’s program library.

Telewest accounts for its interest in UKTV under the equity method and recognized a share of net income of £3 million and £12 million for the three and nine months ended September 30, 2004, respectively. This compares to £3 million and £7 million for the three and nine months ended September 30, 2003, respectively.

UKTV is funded by a loan from Telewest which was £190 million at September 30, 2004. This loan effectively acts as a revolving facility for UKTV. Total cash interest and repayments received in respect of this loan by Telewest were £6 million in the third quarter of 2004 and £15 million in the nine months ended September 30, 2004. Telewest’s cash interest receipts from UKTV are recorded in free cash flow but not in Telewest’s Adjusted EBITDA.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities increased from £60 million for the third quarter of 2003 to £72 million for the third quarter of 2004, and from £196 million for the nine months ended September 30, 2003 to £242 million for the nine months ended September 30, 2004. These increases were principally as a result of improvements in operating income and reduced working capital.

Net cash used in investing activities decreased from £58 million for the third quarter of 2003 to £44 million for the third quarter of 2004, primarily due to a reduction in cash paid for property and equipment. Net cash used in investing activities increased from £150 million for the nine months ended September 30, 2003 to £168 million for the nine months ended September 30, 2004, principally as a result of reduced loan repayments received from affiliates.

Capital expenditure, on an accrual basis, for the third quarter of 2004 was £51 million. Capital expenditure, on an accrual basis, is expected to be in the region of £225 million in 2004 and in the range of £240 million to £270 million in 2005. Capital expenditure is expected to increase in 2005, due primarily to new product development expenditure, including Video On Demand and Personal Video Recorder services, as well as billing system upgrades and capacity upgrades to our IP network.

Cash and cash equivalents at September 30, 2004 were £266 million.

COMBINED COMPANIES

Combined Companies for the nine months ended September 30, 2004, represents the combination of Telewest’s results for the nine months ended September 30, 2004 and the Predecessor Company’s results for the six months ended June 30, 2004.

Telewest and its subsidiary did not carry on any business and incurred only immaterial expenses prior to the completion of the Predecessor Company’s financial restructuring. For that reason, Telewest’s consolidated results of operations for the three months ended September 30, 2004 and the nine months ended September 30, 2004 are in all material respects identical. The Combined Companies presentation does not include any adjustments to give pro forma effect to the financial restructuring as of an earlier date and is not intended to be indicative of the results that would have been obtained had the restructuring been completed at the beginning of the periods presented. In addition, it is not indicative of results for future periods.

SUBSEQUENT EVENTS

On November 2, 2004, Telewest announced that it had executed a commitment letter for new £1.8 billion credit facilities that will be used to replace outstanding borrowings under the Telewest group’s existing £2.03 billion senior credit facilities. The new facilities will be underwritten by Barclays Bank PLC, BNP Paribas, Citigroup Global Markets Limited, Credit Suisse First Boston, Deutsche Bank and Royal Bank of Scotland. As a result of the planned transaction, currently scheduled to be completed by January 2005, Telewest will have significantly extended the maturity profile of its senior credit facilities, the majority of which currently mature in December 2005, and reduced its overall long-term cost of borrowing.

The new senior credit facility is expected to comprise five tranches: tranche A, a 7-year, amortizing term facility of £700 million bearing interest of LIBOR plus 2.25%; tranche B, an 8-year term facility of £425 million equivalent bearing interest of LIBOR plus 2.75%; tranche C, a 9-year term facility of a £325 million equivalent bearing interest of LIBOR plus 3.25%; a 7-year revolving loan facility of £100 million bearing interest of LIBOR plus 2.25%; and a 9 ½-year second lien term facility of £250 million equivalent bearing interest at a rate to be determined. Interest rates on each of tranche A, tranche B and the revolving loan facility are subject to reduction based on the Company’s ability to meet specified leverage ratios. The revolving loan facility is expected to remain undrawn at funding of the new facility.

The closing of the new credit facilities is subject to the satisfaction of documentation and other customary closing conditions.

Assuming that the new credit facilities of £1.8 billion are successfully completed at the end of the year, net cash interest expense (ie after interest income) in 2005 is expected to be in the range of £145 million to £155 million, excluding any facility fees. This range could be impacted by any changes in UK interest rates as only £1 billion of the new facilities are expected to be covered by interest rate swaps.

TELEWEST GLOBAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(AMOUNTS IN £ MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

(UNAUDITED)

	3 MONTHS ENDED SEPT. 30,
	2004 REORGANIZED COMPANY	2003 PREDECESSOR COMPANY
		(restated)
REVENUE
Consumer Sales Division	238	227
Business Sales Division	63	71

TOTAL CABLE SEGMENT	301	298
Content Segment	27	27

TOTAL REVENUE	328	325

OPERATING COSTS AND EXPENSES
Cable segment expenses	(72)	(78)
Content segment expenses	(17)	(19)
Depreciation	(103)	(96)
Amortization	(9)	—
Selling, general and administrative expenses	(117)	(127)

	(318)	(320)

OPERATING INCOME	10	5
OTHER INCOME/(EXPENSE)
Interest income	6	5
Interest expense (including amortization of debt discount)	(49)	(119)
Foreign exchange gains, net	—	15
Share of net income of affiliates	4	2
Other, net	—	1

LOSS BEFORE INCOME TAXES	(29)	(91)
Income taxes benefit	—	2

NET LOSS	(29)	(89)

Basic and diluted loss per ordinary share of common stock	£(0.12)
Weighted average number of ordinary shares of common stock - (millions)	245

TELEWEST GLOBAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(AMOUNTS IN £ MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

(UNAUDITED)

	NINE MONTHS ENDED SEPT. 30, 2004 REORGANIZED COMPANY	SIX MONTHS ENDED JUNE 30, 2004 PREDECESSOR COMPANY	NINE MONTHS ENDED SEPT. 30, 2004 COMBINED COMPANIES	NINE MONTHS ENDED SEPT. 30, 2003 PREDECESSOR COMPANY
				(restated)
REVENUE
Consumer Sales Division	238	470	708	677
Business Sales Division	63	130	193	210

TOTAL CABLE SEGMENT	301	600	901	887
Content Segment	27	54	81	80

TOTAL REVENUE	328	654	982	967

OPERATING COSTS AND EXPENSES
Cable segment expenses	(72)	(153)	(225)	(240)
Content segment expenses	(17)	(34)	(51)	(54)
Depreciation	(103)	(184)	(287)	(294)
Amortization	(9)	—	(9)	—
Selling, general and administrative expenses	(117)	(244)	(361)	(369)

	(318)	(615)	(933)	(957)

OPERATING INCOME	10	39	49	10
OTHER INCOME/(EXPENSE)
Interest income	6	15	21	17
Interest expense (including amortization of debt discount)	(49)	(230)	(279)	(366)
Foreign exchange gains, net	—	40	40	84
Share of net income of affiliates	4	8	12	4
Other, net	—	(1)	(1)	—

LOSS BEFORE INCOME TAXES	(29)	(129)	(158)	(251)
Income taxes (charge)/benefit	—	(1)	(1)	4

NET LOSS	(29)	(130)	(159)	(247)

Basic and diluted loss per ordinary share of common stock	£(0.12)
Weighted average number of ordinary shares of common stock - (millions)	245

The Statement of Operations for the Combined Companies for the nine months ended September 30, 2004 excludes the Predecessor Company’s Statement of Operations for July 1, 2004.

TELEWEST GLOBAL, INC.

CONSOLIDATED BALANCE SHEETS

(AMOUNTS IN £ MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

(UNAUDITED)

	SEPT. 30, 2004 REORGANIZED COMPANY	DEC. 31 2003 PREDECESSOR COMPANY
ASSETS
Cash and cash equivalents	266	427
Restricted cash	33	13
Trade receivables	114	114
Other receivables	34	39
Prepaid expenses	28	16

Total current assets	475	609
Investments accounted for under the equity method	305	362
Property and equipment	3,002	2,421
Intangible assets	323	—
Goodwill	—	447
Reorganization value in excess of amounts allocable to identifiable assets	425	—
Inventory	31	27
Other assets	—	23

TOTAL ASSETS	4,561	3,889

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Accounts payable	130	98
Other liabilities	444	809
Debt repayable within one year	1	5,287
Capital lease obligations repayable within one year	39	89

Total current liabilities	614	6,283
Deferred taxes	105	108
Debt repayable after more than one year	1,846	6
Capital lease obligations repayable after more than one year	74	51

TOTAL LIABILITIES	2,639	6,448

MINORITY INTEREST	(1)	(1)

SHAREHOLDERS’ EQUITY/(DEFICIT)
Ordinary shares - 10 pence par value; authorized 4,300 million, issued 2,874 million (2003)	—	287
Limited voting convertible ordinary shares - 10 pence par value; authorized 300 million, issued 82 million (2003)	—	8
Preferred stock - US$0.01 par value; authorized 5,000,000 shares, issued none (2004 and 2003)	—	—
Common stock - US$0.01 par value; authorized 1,000,000,000 shares, issued 245,000,001 (2004) and 1 (2003)	1	—
Additional paid-in capital	1,951	4,223
Accumulated deficit	(29)	(7,076)

TOTAL SHAREHOLDERS’ EQUITY/(DEFICIT)	1,923	(2,558)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)	4,561	3,889

TELEWEST GLOBAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(AMOUNTS IN £ MILLIONS)

(UNAUDITED)

	9 MONTHS ENDED SEPT. 30, 2004 REORGANIZED COMPANY	6 MONTHS ENDED JUNE 30, 2004 PREDECESSOR COMPANY	JULY 1 2004 PREDECESSOR COMPANY	9 MONTHS ENDED SEPT. 30, 2004 COMBINED COMPANIES	9 MONTHS ENDED SEPT. 30, 2003 PREDECESSOR COMPANY (restated)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(29)	(130)	—	(159)	(247)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	103	184	—	287	294
Amortization	9	—	—	9	—
Amortization of deferred financing costs and debt discount	—	30	—	30	85
Deferred taxes	—	1	—	1	(4)
charge/(credit)
Unrealized gains on foreign currency translation	—	(40)	—	(40)	(84)
Non-cash accrued stock-based compensation cost	3	—	—	3	—
Share of net income of affiliates	(4)	(8)	—	(12)	(4)
Amounts written off investments	—	1	—	1	—
Changes in operating assets and liabilities, net of effect of acquisition of subsidiaries:
Change in receivables	(7)	9	—	2	24
Change in prepaid expenses	5	(25)	—	(20)	(5)
Change in other assets	(2)	(3)	—	(5)	(10)
Change in accounts payable	10	27	—	37	3
Change in other liabilities	(16)	124	—	108	144

NET CASH PROVIDED BY OPERATING ACTIVITIES	72	170	—	242	196

CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid for property and equipment	(50)	(127)	—	(177)	(173)
Repayment/(payment) of loans made to affiliates, net	6	(4)	—	2	16
Disposal of affiliate	—	7	—	7	7
Proceeds from disposals of assets	—	—	—	—	1
Other investing activities	—	—	—	—	(1)

NET CASH USED IN INVESTING ACTIVITIES	(44)	(124)	—	(168)	(150)

CASH FLOWS FROM FINANCING ACTIVITIES
Release/(placement) of restricted cash	14	2	(36)	(20)	(1)
Capital element of capital lease repayments	(10)	(23)	—	(33)	(41)
Repayment of credit advance	—	—	(160)	(160)	—
Payment of bank facility amendment fee	—	—	(22)	(22)	—

NET CASH PROVIDED BY/(USED IN) FINANCING ACTIVITIES	4	(21)	(218)	(235)	(42)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	32	25	(218)	(161)	4
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	—	427	452	427	390
CASH AND CASH EQUIVALENTS TRANSFERRED FROM PREDECESSOR COMPANY TO REORGANIZED COMPANY	234	—	(234)	—	—

CASH AND CASH EQUIVALENTS AT END OF PERIOD	266	452	—	266	394

Supplementary cash flow information:
Cash paid for interest, net	(39)	(61)	—	(100)	(122)
Cash received for income taxes	—	2	—	2	—

TELEWEST GLOBAL, INC.

QUARTERLY OPERATING DATA - UNAUDITED

The following table sets out certain operating data for the three-month periods shown. The information represents combined operating statistics for all of our franchises.

	SEP. 30, 2004	JUN. 30, 2004	MAR. 31, 2004	DEC. 31, 2003	SEP. 30, 2003
	REORGANIZED COMPANY	PREDECESSOR COMPANY
CUSTOMER DATA
Homes passed and marketed (1)	4,686,799	4,682,777	4,678,182	4,674,764	4,679,688
Total customer relationships (2)	1,769,263	1,752,553	1,742,144	1,730,438	1,721,550
Customer penetration	37.7%	37.4%	37.2%	37.0%	36.8%
Customer additions	78,707	67,118	61,997	64,278	62,553
Customer disconnections	(61,997)	(56,709)	(50,291)	(55,390)	(60,871)
Net customer additions	16,710	10,409	11,706	8,888	1,682
Revenue Generating Units (“RGUs”) (3)	3,539,185	3,447,254	3,363,240	3,286,706	3,217,600
RGUs per customer	2.00	1.97	1.93	1.90	1.87
Net RGU additions	91,931	84,014	76,534	69,106	49,395
Average monthly revenue per customer (4)	£45.05	£44.98	£45.05	£44.42	£43.93
Average monthly churn (5)	1.2%	1.1%	1.0%	1.1%	1.2%

BUNDLED CUSTOMERS
Customers subscribing to two or more services	1,338,632	1,312,842	1,291,141	1,264,756	1,239,659
Customers subscribing to three services (“triple play”)	431,290	381,859	329,955	291,512	256,391
Percentage of dual or triple-service customers	75.7%	74.9%	74.1%	73.1%	72.0%
Percentage of triple-service customers	24.4%	21.8%	18.9%	16.8%	14.9%

CABLE TELEVISION
Television ready homes passed and marketed	4,686,799	4,682,777	4,678,182	4,674,764	4,679,688
Total subscribers	1,297,304	1,288,272	1,285,797	1,272,064	1,258,549
Quarterly net additions	9,032	2,475	13,733	13,515	8,038
Television penetration	27.7%	27.5%	27.5%	27.2%	26.9%
Digital ready homes passed and marketed	4,405,162	4,401,860	4,386,050	4,306,251	4,292,032
Digital subscribers	1,078,623	1,052,855	1,029,759	987,873	945,595
Quarterly net digital additions	25,768	23,096	41,886	42,278	34,404
Penetration of digital subscribers to total subscribers	83.1%	81.7%	80.1%	77.7%	75.1%
Average monthly churn	1.4%	1.3%	1.2%	1.3%	1.4%
Average monthly revenue per subscriber (4)	£20.72	£20.53	£21.18	£21.16	£20.93

CONSUMER TELEPHONY
Telephony ready homes passed and marketed		4,682,002		4,677,861		4,674,932		4,670,494		4,678,970
3-2-1 telephony subscribers (metered)		1,082,125		1,105,056		1,130,171		1,144,474		1,164,549
Talk subscribers (unmetered)		552,534		516,313		481,976		455,559		427,092
Total subscribers		1,634,659		1,621,369		1,612,147		1,600,033		1,591,641
Quarterly net additions		13,290		9,222		12,114		8,392		3,283
Telephony penetration		34.9%		34.7%		34.5%		34.3%		34.0%
Average monthly churn		1.2%		1.1%		1.0%		1.1%		1.2%
Average monthly revenue per subscriber (4)		£23.53		£23.70		£24.20		£24.13		£24.53

CONSUMER INTERNET
Broadband ready homes passed and marketed		4,405,162		4,401,860		4,386,050		4,306,251		4,292,032
Total metered dial-up internet subscribers		39,196		47,884		50,953		49,368		52,353
Total unmetered dial-up internet subscribers		127,745		151,457		177,250		184,009		190,571
Total broadband internet subscribers		607,222		537,613		465,296		414,609		367,410
Quarterly net broadband additions		69,609		72,317		50,687		47,199		38,074
Broadband internet penetration		13.8%		12.2%		10.6%		9.6%		8.6%
Average monthly churn		1.3%		1.2%		1.0%		1.1%		1.2%
Average monthly revenue per broadband subscriber (4)		£22.27		£23.04		£22.57		£22.97		£22.52

	£	M	£	M	£	M	£	M	£	M
NCTA CAPITAL EXPENDITURE (ACCRUAL BASIS)(6)
Customer premise equipment (“CPE”)		19		23		23		25		23
Scaleable infrastructure		8		7		7		11		12
Commercial		12		9		11		15		9
Line extensions		1		1		1		—		1
Upgrade/rebuild		1		4		2		—		—
Support capital		10		9		8		12		10
Total NCTA Capital expenditure		51		53		52		63		55
Non NCTA Capital expenditure:
Content Segment		—		1		—		1		—
Total Capital expenditure (accrual basis)		51		54		52		64		55

(1)	The number of homes within our service area that can potentially be served by our network with minimal connection costs.

(2)	The number of customers who receive at least one level of service, encompassing television, telephony and broadband services, without regard to which service(s) customers purchase.

(3)	Revenue Generating Units or RGUs represent the sum total of all primary analog television, digital television, broadband and telephony subscribers. Dial-up internet subscribers, second telephone lines and additional TV outlets are not included although they are revenue generating for Telewest.

(4)	Average monthly revenue per customer (often referred to as “ARPU” or “Average Revenue per User”) represents the Consumer sales division’s US GAAP total quarterly revenue of residential customers, including installation revenues, divided by the average number of residential customers in the quarter. The same methodology is used for television, telephony and broadband ARPU.

(5)	Average monthly churn represents the total number of customers who disconnected during the quarter divided by the average number of customers in the quarter, divided by three. Subscribers who move premises within Telewest’s addressable areas (known as Moves and Transfers) and retain Telewest’s services are excluded from this churn calculation.

(6)	In order to provide comparable data to the US and UK cable industry, and in accordance with NCTA (National Cable & Telecommunications Association) reporting guidelines, Telewest has allocated capital expenditure (which represents fixed asset additions on an accrual basis) to the standard reporting categories as per below. Telewest is not a member of the NCTA and is providing this information solely for comparative purposes.

CPE - costs incurred at the customer’s house to secure new customers, revenue units and additional bandwidth revenues. Includes connections to previously unserved houses in accordance with SFAS 51 and customer premise equipment. Scaleable infrastructure - costs, not CPE or network related, to secure growth of new customers, revenue units and additional bandwidth revenues or provide service enhancements. Commercial - costs to provide high speed data and telephony services to businesses and institutions. Includes network and infrastructure expenditures. Line extensions - network costs associated with entering new service areas including costs of fiber, coaxial cable, amplifiers, electronic equipment, make-ready and design/engineering. Upgrade/rebuild - costs to modify or replace existing coax and fiber networks. Includes materials, contract labor, in-house labor, make-ready, design engineering and other miscellaneous costs associated with all aspects of the construction of the plant miles along an existing route. Benefits include added bandwidth and/or reliability/extended life to the existing plant. Support capital - costs associated with the replacement or enhancement of non-network assets due to obsolescence and wear-out, replacement of network assets unrelated to line extensions, rebuild/upgrade or customer growth.

TELEWEST GLOBAL, INC.

SUPPLEMENTAL ANALYSIS

•	FORWARD-LOOKING STATEMENTS

•	QUARTERLY HISTORICAL INFORMATION

•	SEGMENTAL INFORMATION

•	USE OF NON-US GAAP FINANCIAL MEASURES

FORWARD-LOOKING STATEMENTS

Some of the statements in this earnings release constitute “forward-looking statements” which we believe to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance, including, but not limited to, strategic plans, potential growth (including penetration of developed markets and opportunities in emerging markets), product introductions and innovation, meeting customer expectations, planned operational changes (including product improvements), expected capital expenditures, future cash sources and requirements, liquidity, customer service improvements, cost savings and other benefits of acquisitions or joint ventures - potential and/or completed - that involve known and unknown risks, uncertainties and other factors that may cause our or our businesses’ actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by any forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” or “continue,” or the negative of those terms or other comparable terminology.

There are a number of important factors that could cause our actual results and future development to differ materially from those expressed or implied by those forward-looking statements. These factors include those discussed under the caption “Risk Factors” in the Registration Statement on Form S-1 (No. 333-115508) filed by Telewest Global, Inc. with, and declared effective by, the United States Securities and Exchange Commission on July 16, 2004, although those risk factors may not be exhaustive. Other sections of this earnings release may describe additional factors that could adversely impact our business and financial performance. We operate in a continually changing business environment, and new risk factors may emerge from time to time. Management cannot anticipate all of these new risk factors, nor can they definitively assess the impact, if any, of new risk factors on us or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

Unless otherwise required by applicable securities laws, we assume no obligation to publicly update or revise any of the forward-looking statements after the date of this earnings release to reflect actual results, whether as a result of new information, future events or otherwise.

TELEWEST GLOBAL, INC.

QUARTERLY HISTORICAL INFORMATION

(AMOUNTS IN £ MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

	THREE-MONTH PERIODS ENDED
	SEP. 30, 2004	JUN. 30, 2004	MAR. 31, 2004	DEC. 31, 2003	SEP. 30, 2003 (restated)
	REORGANIZED COMPANY	PREDECESSOR COMPANY
REVENUE
Consumer Sales Division	238	235	235	230	227
Business Sales Division	63	63	67	68	71

TOTAL CABLE SEGMENT	301	298	302	298	298
Content Segment	27	28	26	33	27

TOTAL REVENUE	328	326	328	331	325

OPERATING COSTS AND EXPENSES
Cable segment expenses	(72)	(74)	(79)	(78)	(78)
Content segment expenses	(17)	(18)	(16)	(27)	(19)
Depreciation	(103)	(90)	(94)	(95)	(96)
Amortization	(9)	—	—	—	—

Cost of revenue	(201)	(182)	(189)	(200)	(193)
SG&A	(117)	(124)	(120)	(121)	(127)

	(318)	(306)	(309)	(321)	(320)

OPERATING INCOME	10	20	19	10	5
OTHER INCOME/(EXPENSE)
Interest income	6	8	7	7	5
Interest expense (including amortization of debt discount)	(49)	(121)	(109)	(122)	(119)
Foreign exchange (losses)/gains, net	—	(37)	77	184	15
Share of net income/(loss) of affiliates	4	5	3	(3)	2
Other, net	—	—	(1)	8	1

(LOSS)/INCOME BEFORE INCOME TAXES	(29)	(125)	(4)	84	(91)
Income taxes (charge)/benefit	—	(1)	—	(20)	2

NET (LOSS)/INCOME	(29)	(126)	(4)	64	(89)
Basic and diluted (loss)/earnings per ordinary share of common stock	£(0.12)
Weighted average number of ordinary shares of common stock - (millions)	245

Subsequent to the issue of the Predecessor Company’s consolidated financial statements for the year ended Dec. 31, 2002, the Predecessor Group determined the need to adjust the classification of debt previously reflected as non-current in the consolidated balance sheet at Dec. 31, 2002 and wrote off deferred issue costs as at that date relating to the restated debt. Accordingly, the Predecessor Company’s unaudited consolidated financial statements for the three and nine months ended Sep. 30, 2003, and the quarterly historical information for the three months ended Sep. 30, 2003 were also restated.

Previously reported interest expense for the three and nine months ended Sep. 30, 2003 included charges of £2 million and £7 million, respectively, in respect of amortization of deferred issue costs. These charges were written back as all deferred issue costs on the restated debt had been written off with effect from Dec. 31, 2002. Additionally, charges of £6 million and £14 million, respectively, were made in the three and nine months ended Sep. 30, 2003, for further interest on bonds in default. Consequently, the net effect of these adjustments to “Interest expense” for the three and nine months ended Sep. 30, 2003 was £4 million and £7 million, respectively.

	RESTATEMENT IMPACT ON SEP. 30, 2003
	3 MONTHS ENDED SEP. 30, 2003		9 MONTHS ENDED SEP. 30, 2003
	AS REPORTED £M	AS RESTATED £M	AS REPORTED £M	AS RESTATED £M
Interest expense (including amortization of debt discount)	(115)	(119)	(359)	(366)
Net loss	(85)	(89)	(240)	(247)

TELEWEST GLOBAL, INC.

SEGMENT INFORMATION

(AMOUNTS IN £ MILLIONS)

	3 MONTHS ENDED SEPT. 30,		NINE MONTHS ENDED SEPT. 30, 2004	SIX MONTHS ENDED JUNE 30, 2004	NINE MONTHS ENDED SEPT. 30, 2004	NINE MONTHS ENDED SEPT. 30, 2003
	2004	2003
	REORGANIZED COMPANY	PREDECESSOR COMPANY (restated)	REORGANIZED COMPANY	PREDECESSOR COMPANY	COMBINED COMPANIES	PREDECESSOR COMPANY (restated)
CABLE SEGMENT
Consumer Sales Division revenue	238	227	238	470	708	677
Business Sales Division revenue	63	71	63	130	193	210

THIRD PARTY REVENUE	301	298	301	600	901	887
Operating costs and expenses (before financial restructuring charges)	(183)	(191)	(183)	(369)	(552)	(580)

ADJUSTED EBITDA including inter-segment costs	118	107	118	231	349	307
Inter-segment costs *	2	3	2	5	7	8

ADJUSTED EBITDA	120	110	120	236	356	315

CONTENT SEGMENT
Content Segment revenue	29	30	29	59	88	88
Operating costs and expenses (before financial restructuring charges)	(25)	(27)	(25)	(46)	(71)	(75)
ADJUSTED EBITDA including inter-segment revenues	4	3	4	13	17	13

Inter-segment revenues *	(2)	(3)	(2)	(5)	(7)	(8)

ADJUSTED EBITDA	2	—	2	8	10	5

RECONCILIATION TO OPERATING INCOME
Cable Segment Adjusted EBITDA	120	110	120	236	356	315
Content Segment Adjusted EBITDA	2	—	2	8	10	5

TOTAL ADJUSTED EBITDA	122	110	122	244	366	320
Financial restructuring charges	—	(9)	—	(21)	(21)	(16)
Depreciation	(103)	(96)	(103)	(184)	(287)	(294)
Amortization	(9)	—	(9)	—	(9)	—

OPERATING INCOME	10	5	10	39	49	10

*	Inter-segment revenues are revenues of our Content Segment which are costs in our Cable Segment and which are eliminated on consolidation.

The Segment Information for the Combined Companies for the nine months ended September 30, 2004 excludes the Segment Information of the Predecessor Company for July 1, 2004.

TELEWEST GLOBAL, INC.

USE OF NON-US GAAP FINANCIAL MEASURES

ADJUSTED EBITDA

Telewest’s primary measure of income or loss for each of our reportable segments is Adjusted EBITDA. Our management, including our chief operating decision maker, considers Adjusted EBITDA an important indicator of the operational strength and performance of our reportable segments. Adjusted EBITDA for each segment and in total excludes the impact of costs and expenses that do not directly affect our cash flows or do not directly relate to the operating performance of that segment. These costs and expenses include depreciation, amortization, financial restructuring charges, interest expense, foreign exchange gains/(losses), share of net income/(loss) from affiliates and income taxes. It is the belief of management that the legal and professional costs relating to our financial restructuring are not characteristic of our underlying business operations. Furthermore management believes that some of the components of these charges are not directly related to the performance of a single reportable segment.

Adjusted EBITDA is not a financial measure recognised under US GAAP. This measure is most directly comparable to the US GAAP financial measure net income/(loss). Some of the significant limitations associated with the use of Adjusted EBITDA as compared to net income/(loss) are that Adjusted EBITDA does not reflect the amount of required reinvestment in depreciable fixed assets, financial restructuring charges, interest expense, foreign exchange gains or losses, income taxes expense or benefit and similar items on our results of operations. We believe Adjusted EBITDA is helpful for understanding our performance and assessing our prospects for the future, and that it provides useful supplemental information to investors. In particular, this non-US GAAP financial measure reflects an additional way of viewing aspects of our operations that, when viewed with our US GAAP results and the reconciliations to net income/(loss), shown below, provide a more complete understanding of factors and trends affecting our business. Because non-US GAAP financial measures are not standardized, it may not be possible to compare Adjusted EBITDA with other companies’ non-US GAAP financial measures that have the same or similar names. The presentation of this supplemental information is not meant to be considered in isolation or as a substitute for net cash provided by operating activities, operating income/(loss), net income/(loss), or other measures of financial performance reported in accordance with US GAAP.

FREE CASH FLOW

Telewest’s primary measure of cash flow is free cash flow. Free cash flow is defined as net cash provided by/(used in) operating activities excluding cash paid for financial restructuring charges, less cash paid for property and equipment. Our management, including our chief operating decision maker, considers free cash flow an important indicator of the operational performance of our business.

Free cash flow is not a financial measure recognized under US GAAP. This measure is most directly comparable to the US GAAP financial measure net cash provided by/(used in) operating activities. The significant limitation associated with the use of free cash flow as compared to net cash provided by/(used in) operating activities is that free cash flow does not consider the amount of cash required to pay financial restructuring charges. We believe free cash flow is helpful for understanding our performance and it provides useful supplemental information to investors. Because non-US GAAP financial measures are not standardized, it may not be possible to compare free cash flow with other companies’ non-US GAAP financial measures that have the same or similar names. The presentation of this supplemental information is not meant to be considered in isolation or as a substitute for net cash provided by/(used in) operating activities, or other measures of financial performance reported in accordance with US GAAP.

CAPITAL EXPENDITURE (ACCRUAL BASIS)

Telewest’s primary measure of expenditure for fixed assets is Capital expenditure (accrual basis). Capital expenditure (accrual basis) is defined as the purchase of fixed assets as measured on an accrual basis. Telewest’s business is underpinned by its significant investment in network infrastructure and information technology. Management therefore considers Capital expenditure (accrual basis) an important component in evaluating Telewest’s liquidity and financial condition since capital expenditure is a necessary component of ongoing operations. Capital expenditure (accrual basis) is most directly comparable to the US GAAP financial measure cash paid for property and equipment as reported in the Consolidated Statement of Cash Flows. The significant limitation associated with the use of Capital expenditure (accrual basis) as compared to cash paid for property and equipment is Capital expenditure (accrual basis) excludes timing differences from payments of liabilities related to capital expenditure. Management excludes this amount from Capital expenditure (accrual basis) because it is more closely related to the cash management treasury function than to Telewest’s management of capital expenditure for long-term operational performance and liquidity. Management compensates for this limitation by separately measuring and forecasting working capital and interest payments.

The presentation of this supplemental information is not meant to be considered in isolation or as a substitute for other measures of financial performance reported in accordance with US GAAP accepted in the United States. These non-US GAAP financial measures reflect an additional way of viewing aspects of Telewest’s operations that, when viewed with Telewest’s US GAAP results and the accompanying reconciliation to cash paid for property and equipment, shown below, provide a more complete understanding of factors and trends affecting Telewest’s business. Management encourages investors to review Telewest’s financial statements and publicly-filed reports in their entirety and to not rely on any single financial measure.

NET DEBT

Net debt is defined as the sum of debt repayable, capital lease obligations and accrued interest payable on notes and debentures less cash and cash equivalents. The Company’s management, including its chief operating decision-maker, considers net debt an important measure of the financing obligations undertaken by the Company.

Net debt is not a financial measure recognized under US GAAP. This measure is most directly comparable to the US GAAP financial measure, total liabilities. The significant limitation associated with the use of net debt as compared total liabilities is that net debt does not consider current liabilities due in respect of accounts payable and other liabilities. It also assumes that all of cash and cash equivalents is available to service debt. Telewest believes net debt is helpful for understanding its entire net debt funding obligations and it provides useful supplemental information to investors. Because non-US GAAP financial measures are not standardized, it may not be possible to compare net debt with other companies’ non-US GAAP financial measures that have the same or similar names. The presentation of this supplemental information is not meant to be considered in isolation or as a substitute for total liabilities, or other measures of financial performance reported in accordance with US GAAP.

RECONCILIATIONS OF NON-US GAAP FINANCIAL MEASURES

(AMOUNTS IN £ MILLIONS)

	3 MONTHS ENDED SEPT. 30, 2004	3 MONTHS ENDED SEPT. 30, 2003	9 MONTHS ENDED SEPT. 30, 2004	9 MONTHS ENDED SEPT. 30, 2003	3 MONTHS ENDED JUNE 30, 2004
	REORGANIZED COMPANY	PREDECESSOR COMPANY	COMBINED COMPANIES	PREDECESSOR COMPANY	PREDECESSOR COMPANY
RECONCILIATION OF ADJUSTED EBITDA TO NET LOSS
Adjusted EBITDA	122	110	366	320	122
Financial restructuring charges	—	(9)	(21)	(16)	(12)
Depreciation	(103)	(96)	(287)	(294)	(90)
Amortization	(9)	—	(9)	—	—
Operating income	10	5	49	10	20
Interest income	6	5	21	17	8
Interest expense (including amortization of debt discount)	(49)	(119)	(279)	(366)	(121)
Foreign exchange gains/(losses), net	—	15	40	84	(37)
Share of net income of affiliates	4	2	12	4	5
Other, net	—	1	(1)	—	—
Income taxes benefit/(charge)	—	2	(1)	4	(1)

Net loss	(29)	(89)	(159)	(247)	(126)

RECONCILIATION OF FREE CASH FLOW TO NET CASH PROVIDED BY OPERATING ACTIVITIES
Free cash flow	39	6	101	38	37
Deduct cash paid for financial restructuring charges	(17)	(9)	(36)	(15)	(10)
Add cash paid for property and equipment	50	63	177	173	61

Net cash provided by operating activities	72	60	242	196	88

Free cash flow is reported after cash paid for interest, net and cash received for income taxes.

Supplementary cash flow information:

Cash paid for interest, net	39	34	100	122
Cash received for income taxes	—	—	(2)	—

RECONCILIATION OF CAPITAL EXPENDITURE (ACCRUAL BASIS) TO CASH PAID FOR PROPERTY AND EQUIPMENT

Capital expenditure (accrual basis)	51	55	157	159
Changes in capital accruals	(1)	8	20	14
Cash paid for property and equipment	50	63	177	173

	SEPT. 30, 2004	DEC. 31, 2003
	REORGANIZED COMPANY	PREDECESSOR COMPANY
RECONCILIATION OF NET DEBT TO TOTAL LIABILITIES
Net debt	1,694	5,358
Cash and cash equivalents	266	427
Total debt	1,960	5,785
Accrued interest payable on notes and debentures	—	(352)
Accounts payable	130	98
Other liabilities	444	809
Deferred taxes	105	108
Total liabilities	2,639	6,448